EXHIBIT 99.1

DRAFT
TransCanada Corporation

Media Inquiries:	Jennifer Varey/Shela Shapiro	(403) 920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911

NewsRelease

TransCanada Reports 2006 Net Income of $1.1 Billion
Board of Directors Increases Quarterly Dividend

CALGARY, Alberta —January 30, 2007 — (TSX: TRP) (NYSE: TRP)

Fourth Quarter and Year-End 2006 Financial Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•                  Quarterly dividend of $0.34 per common share declared by the Board of Directors, an increase of six per cent

•                  Net income for fourth quarter 2006 of $269 million, or $0.55 per share

•                  Net income for the year ended December 31, 2006 of $1,079 million, or $2.21 per share

•                  Funds generated from operations for fourth quarter 2006 of $660 million; for the year ended December 31, 2006, $2,378 million

The Board of Directors of TransCanada Corporation (TransCanada or the company) today declared a quarterly dividend of $0.34 per common share for the quarter ending March 31, 2007, a six per cent increase over the $0.32 paid in each of the previous four quarters.  The dividend is payable on April 30, 2007 to shareholders of record at the close of business on March 30, 2007. This is the seventh consecutive annual increase in the common share dividend.

TransCanada today announced net income and net income from continuing operations (net earnings) for fourth quarter 2006 of $269 million or $0.55 per share compared to $350 million or $0.72 per share for fourth quarter 2005.

Excluding income tax refunds and related interest of $12 million in fourth quarter 2006, and an after-tax gain of $115 million in fourth quarter 2005 from the sale of the company’s interest in PT Paiton Energy Company (Paiton Energy), net earnings for fourth quarter 2006 were $257 million compared to $235 million in fourth quarter 2005, an increase of $22 million, or $0.05 per share.

Net income for the year ended December 31, 2006 was $1,079 million or $2.21 per share, including net income from discontinued operations of $28 million or $0.06 per share. Net income for the year ended December 31, 2005 was $1,209 million or $2.49 per share.

For the year ended December 31, 2006, net earnings were $1,051 million or $2.15 per share compared to $1,209 million or $2.49 per share for the year ended December 31, 2005.  In addition to the income tax refunds and related interest of $12 million recorded in fourth quarter 2006, net earnings for the year ended December 31, 2006 included an income tax benefit of approximately $50 million in the third quarter, an $18 million after-tax bankruptcy settlement receipt from a former shipper on the Gas Transmission Northwest System, a $33 million future income tax benefit as a result of reductions in Canadian federal and provincial corporate income tax rates, and a $13 million after-tax gain related to the sale of the company’s general partnership interest in Northern Border Partners, L.P.  In addition to the $115 million gain recorded in fourth quarter 2005 noted above, net earnings for the year ended December 31, 2005 included an after-tax gain of $193 million from the sale of TransCanada’s interest in TransCanada Power, L.P. (Power LP), an after-tax gain of $49 million on the sale of TC PipeLines, LP (PipeLines LP) common units, and $13 million related to 2004 as a result of a decision from the National Energy Board (NEB) in April 2005 on Phase II of the Canadian Mainline’s 2004 Tolls and Tariff Application. Excluding all of these items, net earnings for the year ended December 31, 2006 were $925 million, compared to $839 million in the same period in 2005, an increase of $86 million or $0.17 per share.

Funds generated from operations for fourth quarter 2006 were $660 million, an increase of $130 million compared to fourth quarter 2005.  Funds generated from operations for the year ended December 31, 2006 were $2,378 million, an increase of $427 million compared to 2005.

“In 2006, TransCanada continued to expand its portfolio of high quality pipeline and energy assets by advancing a number of significant growth initiatives and delivering solid returns to our shareholders,” said Hal Kvisle, TransCanada’s Chief Executive Officer.  “We continue to invest in our North American gas transmission and power businesses and to pursue new and complementary opportunities in natural gas storage, oil pipelines and liquefied natural gas.  Over the past seven years, we have invested more than $10 billion, with $2.0 billion invested last year alone.  In each of the next three years, we have already identified approximately $1.5 billion in capital investment, in addition to our pending acquisition of ANR.

“Our financial results for the year reflect our success in diligently and prudently executing our growth strategy.  In 2006, excluding gains and non-recurring items, TransCanada recorded significant increases in net earnings and funds generated from operations. Our strong 2006 financial performance has enabled our Board of Directors to increase the dividend on the company’s common shares for the seventh year in a row,” added Mr. Kvisle.

During fourth quarter 2006, TransCanada announced the acquisition of the American Natural Resources Company and the ANR Storage Company (together, ANR) and an additional interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes) for US$3.4 billion including US$457 million of assumed debt.  TransCanada anticipates closing the acquisition in first quarter 2007.  ANR operates a 17,000 kilometre (km) natural gas pipeline system with a peak-day capacity of 6.8 billion cubic feet per day (Bcf/d).  ANR also owns and operates natural gas storage facilities with a total capacity of approximately 230 billion cubic feet (Bcf).  Great Lakes owns and operates a 3,400 km interstate natural gas pipeline system with a design capacity of 2.5 Bcf/d.

“The ANR and Great Lakes acquisition represents a unique opportunity to acquire regulated pipeline and storage assets that are a strong fit with our existing North American footprint,” said Mr. Kvisle.  “They are high quality assets that will strengthen our position as a leader in the North American gas transmission business and deliver significant value to our shareholders.”

TransCanada expects to finance the ANR acquisition in a manner that is consistent with the company’s current balance sheet capitalization.  This is aligned with the company’s intention to maintain its strong financial position and TransCanada PipeLines Limited’s ‘A’ credit ratings.  TransCanada expects the transaction to be accretive to earnings and cash flow in the first full year of ownership.

Mr. Kvisle concluded, “The announcement of the ANR acquisition was a high point in a year of solid growth and continued advancement of our high quality portfolio of growth opportunities.  In 2006, we successfully completed several projects which are now contributing earnings and cash flow.  We brought 660 megawatts of power generation into commercial production through the completion of the Bécancour cogeneration plant and the first phase of the Cartier Wind project, and began transporting gas on the Tamazunchale pipeline in Mexico.  In addition, we completed commissioning of the Edson natural gas storage facility.

“We won the bid for the 683 megawatt Halton Hills Generating Station and, with our partner, Ontario Power Generation, negotiated an agreement with the Ontario Power Authority for the 550 megawatt Portlands Energy Centre.  These two plants will add significant incremental generating capacity to the Ontario power market and, along with our Bécancour plant, will increase demand for environmentally friendly natural gas.  We continued to advance major projects including the Keystone Oil Pipeline, the Bruce Power restart and refurbishment program, and the Cacouna and Broadwater liquefied natural gas terminals.  Over the longer term, we remain a key player in projects to bring northern natural gas to market.”

Notable developments in fourth quarter 2006 and the beginning of 2007 include:

Corporate:

•                  On January 23, 2007, TransCanada filed a preliminary short form shelf prospectus with securities regulators in Canada and the United States.  The preliminary short form shelf prospectus will allow for the offering of up to $3.0 billion of common shares, first preferred shares, second preferred shares and/or subscription receipts in Canada and the United States during the 25 month period that the short form prospectus remains valid.  The nature, size and timing of any financings would be dependent on TransCanada’s assessment of its requirements for funding and general market conditions.

•                  TransCanada’s issuer rating assigned by Moody’s Investors Service (Moody’s) is A3 with a stable outlook.  TransCanada PipeLines Limited’s (TCPL) senior unsecured debt is rated A, under review with developing implications, by Dominion Bond Rating Service Limited (DBRS); A2, with a stable outlook, by Moody’s; and A-, with a negative outlook, by Standard and Poor’s (S&P).  DBRS placed TCPL’s rating under review on December 22, 2006 as a result of the announcement of the proposed acquisition of ANR and Great Lakes.  Moody’s and S&P reaffirmed their ratings after the announcement.

•                  Today, TransCanada announced that it will issue common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan (DRP), commencing with the dividend payable on April 30, 2007.  Previously, shares purchased through the DRP have been purchased by TransCanada on the open market and provided to DRP participants at cost.  The company reserves the right to alter the discount or return to purchasing shares on the open market at any time.

Pipelines:

•                  As noted above, on December 22, 2006 TransCanada announced plans to acquire ANR and an additional 3.55 per cent interest in Great Lakes.  In a separate transaction, PipeLines LP proposes to acquire the remaining 46.45 per cent interest in Great Lakes for US$962 million, including US$212 million of assumed debt.  TransCanada is the general partner and a common unitholder (13.4 per cent interest) of PipeLines LP.  TransCanada will become the operator of Great Lakes.  With the proposed acquisition of ANR, TransCanada’s wholly owned natural gas pipeline network will extend more than 59,000 km and offer customers unparalleled connections from traditional and emerging supply basins to growing North American markets.  This acquisition is also expected to increase TransCanada’s natural gas storage capacity to approximately 360 Bcf, making it one of North America’s largest natural gas storage operators. TransCanada anticipates closing the acquisition in the first quarter of 2007.

•                  TransCanada today announced the start of a binding Open Season for an expansion and extension of the proposed Keystone Oil Pipeline.  Through the Open Season, TransCanada seeks to obtain binding commitments to support the expansion of the proposed Keystone Pipeline from a nominal capacity of approximately 435,000 barrels per day to 590,000 barrels per day and the construction of a 468 km extension of the United States portion of the pipeline from the Nebraska/Kansas border to the refining and terminal hub near Cushing, Oklahoma.  The US$700 million expansion and extension project is targeted to be in service in fourth quarter 2010.  In December 2006, TransCanada filed an application with the NEB for a certificate of public convenience and necessity to construct and operate the Canadian portion of the Keystone Pipeline.  A decision on this application is anticipated from the NEB by the end of 2007. Oral hearings on TransCanada and Keystone’s June 2006 application to the NEB relating to the conversion of a section of the Canadian Mainline from natural gas to oil transmission concluded in November 2006.  The NEB is expected to issue a decision on the transfer application in the first quarter 2007.

•                  In December 2006, PipeLines LP closed its acquisition of an additional 50 per cent interest in the Tuscarora Gas Transmission Company (Tuscarora) for approximately US$100 million. PipeLines LP has also indirectly assumed US$37 million of Tuscarora debt.  PipeLines LP now owns or controls 99 per cent of Tuscarora.  TransCanada, the parent company of TC PipeLines GP, Inc. and the sole general partner of PipeLines LP, indirectly holds the remaining one per cent ownership interest. TransCanada has provided gas control services for the Tuscarora pipeline system since late 2002 and will become the operator of Tuscarora.

•                  TransCanada’s Tamazunchale pipeline in east-central Mexico began commercial operations on December 1, 2006.  The 130 km pipeline has an initial capacity of 170 million cubic feet per day (mmcf/d) and transports natural gas from the PEMEX gas pipeline system near Naranjos, Veracruz, to an electricity generation station near Tamazunchale, San Luis Potosi. Under the current contract with the Comisión Federal de Electricidad, beginning in 2009, the capacity of the Tamazunchale pipeline will be expanded to approximately 430 mmcf/d to meet the needs of two additional proposed power plants near Tamazunchale.

Energy:

•                  The first phase of the Cartier Wind project, the 109.5 megawatt (MW) Baie des Sables wind farm, was placed into service in late November 2006.  Construction continues on the 100.5 MW Anse à Valleau wind farm, the second of the six wind farms that comprise the Cartier Wind project in the Gaspé region of Québec.  It is expected to deliver energy to the Hydro-Québec grid by December 2007.  TransCanada has a 62 per cent interest in the Cartier Wind project which was awarded six projects by Hydro-Québec Distribution in October 2004 representing a total of 739.5 MW.

•                  In November 2006, TransCanada was awarded a 20-year Clean Energy Supply contract by the Ontario Power Authority (OPA) to build, own and operate a 683 MW natural gas-fired power plant near the Town of Halton Hills, Ontario. TransCanada expects to invest approximately $670 million in the Halton Hills Generating Station which is anticipated to be in service in the second quarter of 2010.

•                  Commissioning of the Edson natural gas storage facility in Alberta was completed at the end of fourth quarter 2006 and was placed into service December 31, 2006.  The Edson facility is expected to have a working natural gas capacity of approximately 60 petajoules and connects to the Alberta system.

Additional developments are discussed in this News Release under the title “Other Recent Developments”.

Fourth Quarter and Year End 2006 Financial Highlights

Operating Results
(millions of dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005

Revenues	2,091	771	7,520	6,124

Net Income
Continuing operations	269	350	1,051	1,209
Discontinued operations	—	—	28	—
	269	350	1,079	1209
Cash Flows
Funds generated from operations (1)	660	530	2,378	1,951
(Increase)/decrease in working capital	(167)	124	(303)	(49)
Net cash provided by operations	493	654	2,075	1,902

Capital expenditures	570	345	1,572	754
Acquisitions, net of cash acquired	112	685	470	1,317

	Three months ended December 31		Year ended December 31
Common Share Statistics	2006	2005	2006	2005

Net Income Per Share - Basic
Continuing operations	$0.55	$0.72	$2.15	$2.49
Discontinued operations	—	—	0.06	—
	$0.55	$0.72	$2.21	$2.49

Dividends Declared Per Share	$0.32	$0.305	$1.28	$1.22

Common Shares Outstanding (millions)
Average for the period - Basic	488.6	487.1	488.0	486.2
End of period	489.0	487.2	489.0	487.2

(1)             Funds generated from operations is discussed further in the section”Non-GAAP Measures in this news release.

Forward-Looking Information

Certain information in this news release includes forward-looking statements.  All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, currency exchange rates, technological developments and the current economic condition in North America.  By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransCanada’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this news release or as otherwise stated.  TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

The company uses the measures “funds generated from operations” and “operating income” in this news release. These measures do not have any standardized meaning in generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on the company’s liquidity and its ability to generate funds to finance its operations.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital.  A reconciliation of funds generated from operations to net cash provided by operations is presented in the “Fourth Quarter and Year End 2006 Financial Highlights” table in this news release. Operating income is used in the Energy segment and is comprised of revenues plus income from equity investments less operating expenses as shown on the consolidated income statement.  Refer to the Energy section in this news release for a reconciliation of operating income to net earnings.

Results of Operations

Effective June 1, 2006, TransCanada revised the composition and names of its reportable business segments to Pipelines and Energy.  The financial reporting of these segments was aligned to reflect the internal organizational structure of the company.  Pipelines is principally comprised of the company’s pipelines in Canada, the United States and Mexico.  Energy includes the company’s power operations, natural gas storage business and LNG projects in Canada and the United States. The segmented information in this news release has been retroactively restated to reflect the changes in reportable segments. These changes had no impact on consolidated net income.

Consolidated

Segment Results-at-a-Glance (millions of dollars except per share amounts)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Pipelines
Excluding gains	126	155	547	630
Gain on sale of Northern Border Partners, L.P. interest	—	—	13	—
Gain on sale of PipeLines LP units	—	—	—	49
	126	155	560	679
Energy
Excluding gains	132	87	452	258
Gain on sale of Paiton Energy	—	115	—	115
Gains related to Power LP	—	—	—	193
	132	202	452	566
Corporate	11	(7)	39	(36)
Net Income
Continuing operations (1)	269	350	1,051	1,209
Discontinued operations	—	—	28	—
	269	350	1,079	1,209
Net Income Per Share
Continuing operations (2)	$0.55	$0.72	$2.15	$2.49
Discontinued operations	—	—	0.06	—
Basic	$0.55	$0.72	$2.21	$2.49
Diluted	$0.54	$0.71	$2.20	$2.47

(1)Net Income from Continuing Operations is comprised of:
Excluding gains	269	235	1,038	852
Gains related to Northern Border Partners, L.P. interest, PipeLines LP units, Power LP and Paiton Energy	—	115	13	357
	269	350	1,051	1,209
(2)Net Income Per Share from Continuing
Operations is comprised of:
Excluding gains	$0.55	$0.48	$2.12	$1.75
Gains related to Northern Border Partners, L.P. interest, PipeLines LP units, Power LP and Paiton Energy	—	0.24	0.03	0.74
	$0.55	$0.72	$2.15	$2.49

TransCanada’s net income and net earnings for fourth quarter 2006 were $269 million or $0.55 per share compared to $350 million or $0.72 per share for fourth quarter 2005.  The fourth quarter 2006 net earnings were lower than 2005 by $81 million or $0.17 per share, primarily due to an after-tax gain of $115 million or $0.24 per share from the sale of the company’s interest in Paiton Energy in fourth quarter 2005.  Excluding this gain, in fourth quarter 2006 the company reported an increase of $34 million in net income and net earnings, reflecting an increase in Energy’s net earnings, a decrease in Corporate’s net expenses, partially offset by a decrease in Pipelines’ net earnings, compared to 2005.

Pipelines’ net earnings for fourth quarter 2006 decreased $29 million primarily due to lower net earnings from the Canadian Mainline and the Alberta System as a result of lower rates of return on common equity (ROE) and lower average investment bases. Net earnings from the Gas Transmission Northwest System and the North Baja System (GTN) for fourth quarter 2006 decreased due to increased operating costs and lower transportation revenues. Net earnings for TransCanada’s Other Pipelines decreased primarily due to higher project development and support costs and the impact of a weaker U.S. dollar.

Excluding the gain related to the sale of Paiton Energy in fourth quarter 2005, Energy’s net earnings for fourth quarter 2006 increased $45 million compared to fourth quarter 2005 primarily due to higher operating income from Western Power Operations, Bruce Power and Natural Gas Storage, partially offset by lower operating income from Eastern Power Operations.

Corporate’s net earnings increased $18 million to $11 million in fourth quarter 2006 primarily due to income tax refunds and related interest of approximately $12 million and other positive income tax adjustments.

TransCanada’s net income for the year ended December 31, 2006 was $1,079 million or $2.21 per share, which included net income from discontinued operations of $28 million or $0.06 per share reflecting bankruptcy settlements with Mirant Corporation and certain of its subsidiaries (Mirant) received in first quarter 2006 related to TransCanada’s Gas Marketing business divested in 2001.  Net income for the year ended December 31, 2005 was $1,209 million or $2.49 per share.

TransCanada’s net earnings for the year ended December 31, 2006 were $1,051 million or $2.15 per share compared to $1,209 million or $2.49 per share for the same period in 2005.  The decrease of $158 million or $0.34 per share was primarily due to the $357 million of gains recognized on the sales in 2005 of PipeLines LP units, the company’s interest in Power LP and Paiton Energy.

Excluding the $49 million after-tax gain on the sale of PipeLines LP units in 2005 and the $13 million after-tax gain on the sale of TransCanada’s general partner interest in Northern Border Partners, L.P. in 2006, Pipelines’ net earnings for the year ended December 31, 2006 decreased $83 million compared to the same period in 2005.  This decrease was primarily due to lower net earnings from the Canadian Mainline and the Alberta System as a result of a lower ROE and lower average investment bases in 2006, compared to 2005.  In addition, the 2005 net earnings included a positive adjustment of $13 million related to 2004, resulting from the April 2005 NEB decision on the Canadian Mainline’s 2004 Tolls and Tariff Application (Phase II).  As well, TransCanada’s Other Pipelines and GTN experienced lower net earnings in 2006.  These decreases were partially offset by an $18 million ($29 million pre-tax) GTN bankruptcy settlement from Mirant, a former shipper, recorded in 2006.

Excluding the $193 million and $115 million after-tax gains in 2005 related to the sales of the Power LP interest and Paiton Energy, respectively, Energy’s net earnings for the year ended December 31, 2006 increased $194 million compared to the same period in 2005. This increase was primarily due to higher operating income from each of its existing businesses as well as a $23 million favourable impact on future income taxes arising from reductions in Canadian federal and provincial income tax rates enacted in second quarter 2006.  These increases were partially offset by the loss of operating income associated with the sale in third quarter 2005 of the Power LP investment and the negative impact of a weaker U.S. dollar.

The increase of $75 million in Corporate’s net earnings for the year ended December 31, 2006, compared to the same period in 2005, was primarily due to approximately $12 million in income tax refunds and related interest in fourth quarter 2006, a $50 million income tax benefit in third quarter 2006, as well as a $10 million favourable impact on future income taxes in second quarter 2006 arising from reductions in Canadian federal and provincial income tax rates.  In addition, net earnings in 2006 were positively impacted by the effect of a weaker U.S. dollar.

Results from each business segment for the three months and year ended December 31, 2006 are discussed further in the “Pipelines”, “Energy” and “Corporate” sections of this news release.

Funds generated from operations of $660 million and $2,378 million for the three months and year ended December 31, 2006 increased $130 million and $427 million, respectively, when compared to the same periods in 2005.

Pipelines

The Pipelines business generated net earnings of $126 million and $560 million for the three months and year ended December 31, 2006, respectively, compared to $155 million and $679 million for the same periods in 2005.

Pipelines Results-at-a-Glance (millions of dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Wholly Owned Pipelines
Canadian Mainline	60	67	239	283
Alberta System	34	38	136	150
GTN	7	18	64	71
Foothills System	5	5	21	21
BC System	1	1	6	6
	107	129	466	531
Other Pipelines
Great Lakes	11	10	44	46
Iroquois	4	3	15	17
Portland	3	4	13	11
PipeLines LP	1	2	4	9
Ventures LP	3	3	12	12
TQM	2	2	7	7
TransGas	3	3	11	11
Gas Pacifico/INNERGY	3	4	8	6
Tamazunchale	2	—	2	—
Northern Development	(2)	(1)	(5)	(4)
General, administrative, support costs and other	(11)	(4)	(30)	(16)
	19	26	81	99
Gain on sale of Northern Border Partners, L.P. interest	—	—	13	—
Gain on sale of PipeLines LP units	—	—	—	49
	19	26	94	148
Net Earnings	126	155	560	679

Wholly Owned Pipelines

The Canadian Mainline’s fourth quarter 2006 net earnings decreased $7 million compared to fourth quarter 2005 primarily due to a lower ROE, as determined by the NEB, of 8.88 per cent in 2006 compared to 9.46 per cent in 2005 and a lower average investment base. Net earnings for the year ended December 31, 2006 decreased $44 million compared to 2005. This decrease was primarily due to the combination of a lower ROE and lower average investment base in 2006 compared to 2005.  In addition, 2005 net earnings included a positive adjustment of $13 million related to 2004, as a result of the NEB’s decision in April 2005 on the Canadian Mainline’s 2004 Tolls and Tariff Application (Phase II).  This NEB decision included an increase in the deemed common equity ratio from 33 per cent to 36 per cent for 2004 which was also effective for 2005 under the 2005 tolls settlement with shippers.

The Alberta System’s net earnings of $34 million in fourth quarter 2006 decreased $4 million compared to $38 million in the same quarter of 2005. Net earnings for the year ended December 31, 2006 decreased $14 million compared to the same period in 2005. These decreases were primarily due to a lower investment base in 2006 as well as a lower ROE in 2006. Net earnings in 2006 reflected an Alberta Energy and Utilities Board (EUB) allowed ROE of 8.93 per cent compared to 9.50 per cent in 2005, both on deemed common equity of 35 per cent.

GTN’s net earnings for the three months ended December 31, 2006 were $7 million, an $11 million decrease from the same period in 2005. This decrease was primarily due to increased operating costs, lower transportation revenues and a provision with respect to non-payment of contract transportation revenue from a subsidiary of Calpine Corporation (Calpine). Net earnings for the year ended December 31, 2006 were $64 million, a $7 million decrease from the same period in 2005. This decrease was primarily due to lower transportation revenues, nine months of Calpine provision, higher operating costs in 2006 and the negative impact of a weaker U.S. dollar. These decreases were partially offset by an $18 million bankruptcy settlement ($29 million pre-tax) in first quarter 2006 with Mirant, a former shipper, and lower long-term debt interest costs.

Operating Statistics

Year ended December 31	Canadian Mainline (1)		Alberta System (2)		Gas Transmission Northwest System(3)		Foothills System		BC System
(unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Average investment base (millions of dollars)	7,459	7,807	4,287	4,446	n/a	n/a	645	680	205	216
Delivery volumes (Bcf)
Total	2,955	2,997	4,051	3,999	790	777	1,051	1,051	256	321
Average per day	8.1	8.2	11.1	11.0	2.2	2.1	2.9	2.9	0.7	0.9

(1)             Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan in 2006 were 2,224 billion cubic feet (Bcf) (2005 - 2,215 Bcf); average per day was 6.1 Bcf (2005 - 6.1 Bcf).

(2)             Field receipt volumes for the Alberta System in 2006 were 4,160 Bcf (2005 - 4,034 Bcf); average per day was 11.4 Bcf (2005 - 11.1 Bcf).

(3)             The Gas Transmission Northwest System operates under a fixed rate model approved by the United States Federal Energy Regulatory Commission (FERC) and, as a result, the system’s current results are not dependent on average investment base.

Other Pipelines

TransCanada’s proportionate share of net earnings from Other Pipelines was $19 million for the three months ended December 31, 2006 compared to $26 million for the same period in 2005.  Net earnings from Tamazunchale, which commenced commercial operations in December 2006, were more than offset by the impact of higher project development and support costs associated with growing the Pipelines business.

Net earnings for the year ended December 31, 2006 were $94 million compared to $148 million for the corresponding period in 2005.  Excluding the $13 million after-tax gain on the sale of the Northern Border Partners, L.P. interest recorded in 2006, and the $49 million after-tax gain on the sale of PipeLines LP units in 2005, net earnings for 2006 were $18 million lower compared to 2005.  This decrease is primarily due to higher project development and support costs associated with growing the Pipelines business, reduced ownership in PipeLines LP and a weaker U.S. dollar.

As at December 31, 2006, TransCanada had advanced $118 million to the Aboriginal Pipeline Group with respect to the Mackenzie Gas Pipeline Project and had capitalized $39 million related to Keystone.

Energy

Energy Results-at-a-Glance

(millions of dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Bruce Power	59	53	235	195
Western Power Operations	109	33	297	123
Eastern Power Operations	55	68	187	137
Natural Gas Storage	30	17	93	32
Power LP Investment	—	—	—	29
General, administrative and support costs	(44)	(36)	(144)	(129)
Operating income	209	135	668	387
Financial charges	(6)	(4)	(23)	(11)
Interest income and other	—	—	5	5
Income taxes	(71)	(44)	(198)	(123)
	132	87	452	258
Gain on sale of Paiton Energy	—	115	—	115
Gains related to Power LP	—	—	—	193
Net Earnings	132	202	452	566

Energy’s net earnings were $132 million in fourth quarter 2006, compared to $202 million in fourth quarter 2005.  In fourth quarter 2005, TransCanada recognized a gain of $115 million on the sale of Paiton Energy.

Excluding the gain of $115 million in 2005, Energy’s net earnings of $132 million in fourth quarter 2006 increased $45 million compared to $87 million in fourth quarter 2005 due to higher operating income from Western Power Operations, Natural Gas Storage and Bruce Power.  Partially offsetting these increases were lower operating income from Eastern Power Operations and higher general, administrative and support costs.

Bruce Power’s contribution to operating income increased $6 million in fourth quarter 2006 compared to fourth quarter 2005, primarily due to an increased ownership interest in the Bruce A facilities, the positive impact of higher generation volumes, partially offset by lower overall realized prices and higher operating expenses.

Western Power Operations’ operating income was $76 million higher in fourth quarter 2006, compared to fourth quarter 2005, primarily due to incremental earnings from the December 31, 2005 acquisition of the 756 MW Sheerness power purchase arrangement (PPA) and increased margins from a combination of higher overall realized power prices and higher market heat rates on sales of uncontracted power volumes.

Eastern Power Operations’ operating income was $13 million lower in fourth quarter 2006, compared to fourth quarter 2005, primarily due to record hurricane activity in the Gulf of Mexico which caused a significant increase in certain commodity prices and increased hydro generation volumes. As a result, higher profits were earned in 2005 from increased generation volumes as a result of unusually high water flows through the TC Hydro facilities, increased margins on the natural gas purchased and resold under the Ocean State Power (OSP) gas supply contracts and higher prices realized on power sold into the spot market.  The quarter over quarter decrease was partially offset by incremental income earned in 2006 from the startup of the 550 MW Bécancour cogeneration plant in September 2006 and the first of six wind farms at the Cartier Wind project in November 2006.

Natural Gas Storage operating income increased $13 million in fourth quarter 2006, compared to fourth quarter 2005, primarily due to higher contributions from CrossAlta as a result of increased storage capacity and higher natural gas storage spreads.

Excluding the 2005 gains of $115 million on the sale of Paiton Energy and $193 million related to the sale of the Power LP interest, Energy’s net earnings for the year ended December 31, 2006 of $452 million increased $194 million compared to $258 million for the same period in 2005.  The increase was due to higher contributions from each of its existing businesses and a $23 million decrease in future income taxes resulting from reductions in Canadian federal and provincial corporate income tax rates enacted in second quarter 2006.  Partially offsetting these increases was the loss of operating income associated with the sale of the Power LP interest in third quarter 2005 and reduced U.S. earnings due to a weaker U.S. dollar.

Bruce Power

Effective October 31, 2005, TransCanada increased its interest in the Bruce A units through the formation of the Bruce A partnership.  Bruce A subleases its facilities from Bruce B.  TransCanada commenced proportionately consolidating its investments in Bruce A and Bruce B effective October 31, 2005.  At December 31, 2006, TransCanada had a 48.7 per cent interest in Bruce A and a 31.6 per cent interest in Bruce B. The Bruce Power financial results on the following page reflect the operations of the full six-unit facility for both periods.

Bruce Power Results-at-a-Glance(1)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Bruce Power (100 per cent basis)
(millions of dollars)
Revenues
Power	465	476	1,861	1,907
Other (2)	28	13	71	35
	493	489	1,932	1,942
Operating expenses
Operations and maintenance	(256)	(231)	(912)	(871)
Fuel	(28)	(19)	(96)	(77)
Supplemental rent	(43)	(41)	(170)	(164)
Depreciation and amortization	(35)	(53)	(134)	(198)
	(362)	(344)	(1,312)	(1,310)
Revenues, net of operating expenses	131	145	620	632
Financial charges under equity accounting	—	(6)	—	(58)
	131	139	620	574
TransCanada’s proportionate share	58	51	228	188
Adjustments	1	2	7	7
TransCanada’s operating income from Bruce Power(3)	59	53	235	195

Bruce Power - Other Information
Plant availability
Bruce A	97%		81%
Bruce B	85%		91%
Combined Bruce Power	89%	79%	88%	80%
Sales volumes (GWh) (4)
Bruce A - 100 per cent	3,210		10,650
Bruce B - 100 per cent	6,030		25,820
Combined Bruce Power - 100 per cent	9,240	8,300	36,470	32,900
TransCanada’ s proportionate share	3,469	2,946	13,317	10,732
Results per MWh (5)
Bruce A revenues	$59		$58
Bruce B revenues	$46		$48
Combined Bruce Power revenues	$50	$57	$51	$58
Combined Bruce Power fuel	$3	$2	$3	$2
Combined Bruce Power operating expenses(6)	$38	$41	$35	$40
Percentage of output sold to spot market	30%	35%	35%	49%

(1)             All information in the table includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.

(2)             Includes fuel cost recoveries for Bruce A of $11 million and $30 million, respectively, for the three and 12 months ended December 31, 2006.

(3)             TransCanada’s consolidated equity income includes $26 million and $168 million which represents TransCanada’s 31.6 per cent share of Bruce Power’s earnings for the one and ten months ended October 31, 2005, respectively.

(4)             Gigawatt hours.

(5)             Megawatt hours.

(6)             Net of fuel cost recoveries.

TransCanada’s operating income of $59 million from its combined investment in Bruce Power increased $6 million in fourth quarter 2006, compared to fourth quarter 2005, primarily due to an increased ownership interest in the Bruce A facilities and the positive impact of higher generation volumes, partially offset by lower overall realized prices and higher operating costs.

TransCanada’s share of Bruce Power’s generation for fourth quarter 2006 increased 523 GWh to 3,469 GWh, compared to fourth quarter 2005 generation of 2,946 GWh, as a result of an increased ownership in the Bruce A facilities and fewer planned and unplanned maintenance outage days in fourth quarter 2006.  Bruce Power prices achieved during fourth quarter 2006 (excluding other revenues) were $50 per MWh, compared to $57 per MWh in fourth quarter 2005.  Bruce Power’s operating expenses (net of fuel cost recoveries) in fourth quarter 2006 decreased to $38 per MWh from $41 per MWh in fourth quarter 2005 primarily due to increased output in fourth quarter 2006.

Approximately 43 reactor days of planned maintenance outages as well as approximately 12 reactor days of unplanned outages occurred on the six operating units in fourth quarter 2006.  In fourth quarter 2005, Bruce Power experienced 66 reactor days of planned maintenance outages and 35 reactor days of unplanned outages.  The Bruce Power units ran at a combined average availability of 89 per cent in fourth quarter 2006, compared to a 79 per cent average availability during fourth quarter 2005.

TransCanada’s operating income from its combined investment in Bruce Power for the year ended December 31, 2006 was $235 million compared to $195 million for the same period in 2005.  The increase of $40 million was primarily due to higher sales volumes resulting from increased plant availability and an increased ownership interest in the Bruce A facilities, partially offset by lower overall realized prices.

Combined Bruce Power prices achieved for the year ended December 31, 2006 (excluding other revenues) were $51 per MWh compared to $58 per MWh for 2005.  Bruce Power’s combined operating expenses (net of fuel cost recoveries) decreased to $35 per MWh for the year ended December 31, 2006 from $40 per MWh in 2005 primarily due to increased output in 2006.  The Bruce units ran at a combined average availability of 88 per cent in the year ended December 31, 2006 compared to 80 per cent in 2005.

The overall plant availability percentage in 2007 is expected to be in the low 90s for the four Bruce B units and in the mid 70s for the two operating Bruce A units.  Two planned outages are scheduled for Bruce A Unit 3 with the first outage expected to last one month in second quarter and a second outage expected to last approximately two months beginning in late third quarter 2007. A one month outage of Bruce A Unit 4 is expected to commence in first quarter 2007. The only planned maintenance outage for 2007 for Bruce B is an approximate two and a half month outage for Unit 6 that began in January 2007 and is expected to be completed in early second quarter 2007.

Income from Bruce B is directly impacted by the fluctuations in wholesale spot market prices for electricity.  Income from both Bruce A and Bruce B units is impacted by overall plant availability, which in turn is impacted by scheduled and unscheduled maintenance.  As a result of a contract with the OPA, in first quarter 2006 all of the output from Bruce A was sold at a fixed price of $57.37 per MWh (before recovery of fuel costs from the OPA) and sales from the Bruce B Units 5 to 8 were subject to a floor price of $45 per MWh.  Both of these reference prices are adjusted annually on April 1 for inflation and other potential adjustments in accordance with the terms of the contract with OPA.  Effective April 1, 2006, the Bruce A price is $58.63 per MWh and the Bruce B floor price is $45.99 per MWh.  Payments received pursuant to the Bruce B floor price mechanism may be subject to a recapture payment dependent on annual spot prices over the term of the contract.  Bruce B net earnings included no amounts received pursuant to this floor mechanism to date.  To further reduce its exposure to spot market prices, Bruce B has entered into fixed price sales contracts to sell forward approximately 6,900 GWh of output for 2007.

The capital cost of Bruce A’s four unit, seven year restart and refurbishment project is expected to total approximately $4.25 billion with TransCanada’s share being approximately $2.125 billion.  As at December 31, 2006, Bruce A had incurred $1.092 billion with respect to the restart and refurbishment project.

Western Power Operations

Western Power Operations Results-at-a-Glance
(millions of dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Revenue
Power	378	235	1,185	715
Other (1)	35	50	169	158
	413	285	1,354	873
Commodity purchases resold
Power	(233)	(163)	(767)	(476)
Other (1)	(32)	(37)	(135)	(104)
	(265)	(200)	(902)	(580)
Plant operating costs and other	(35)	(47)	(135)	(149)
Depreciation	(4)	(5)	(20)	(21)
Operating income	109	33	297	123

(1)             Other includes Cancarb Thermax and natural gas sales.

Western Power Operations Sales Volumes
(GWh)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Supply
Generation	637	554	2,259	2,245
Purchased
Sundance A & B and Sheerness PPAs	3,192	1,837	12,712	6,974
Other purchases	445	684	1,905	2,687
	4,274	3,075	16,876	11,906
Contracted vs. Spot
Contracted	3,053	2,804	11,029	10,374
Spot	1,221	271	5,847	1,532
	4,274	3,075	16,876	11,906

Western Power Operations’ operating income of $109 million and $297 million for the three months and year ended December 31, 2006 increased $76 million and $174 million, respectively, compared to the same periods in 2005.  These increases were primarily due to incremental earnings from the December 31, 2005 acquisition of the 756 MW Sheerness PPA and increased margins from a combination of higher overall realized power prices and higher market heat rates on uncontracted volumes of power sold.  The market heat rate is determined by dividing the average price of power per MWh by the average price of natural gas per gigajoule (GJ) for a given period.  Market heat rates in fourth quarter 2006 increased by approximately 70 per cent as a result of an approximate 40 per cent ($4.25 per GJ) decrease in average spot market natural gas prices in Alberta, while average spot market power prices remained relatively unchanged from fourth quarter 2005.  A higher portion of power sales volumes were sold by the company into the spot market in fourth quarter 2006, compared to 2005, due to the acquisition of the Sheerness PPA.  TransCanada manages the sale of its supply volumes on a portfolio basis.  A portion of TransCanada’s supply is held for sale in the spot market for operational reasons and is dependent upon the ability to transact in forward sales markets at acceptable contract terms.  The approach to portfolio management assists in minimizing costs in situations where TransCanada would otherwise have to purchase electricity in the open market to fulfill its contractual sales obligations.

Power revenues and commodity purchases resold increased in fourth quarter 2006, compared to fourth quarter 2005, primarily due to the acquisition of the Sheerness PPA.  Higher overall realized power sales prices in fourth quarter 2006 also increased power revenues.  Generation volumes of 637 GWh in fourth quarter 2006 increased 83 GWh compared to fourth quarter 2005 primarily due to the return to service of the Bear Creek facility in August 2006.  The company’s purchased power volumes and percentage of power volumes sold in the Alberta spot market increased in fourth quarter 2006 compared to 2005 due to the acquisition of the Sheerness PPA.  Approximately 29 per cent of power sales volumes were sold into the spot market in fourth quarter 2006 compared to nine per cent in fourth quarter 2005.  To reduce its exposure to spot market prices on uncontracted volumes, as at December 31, 2006, Western Power Operations had fixed price power sales contracts to sell approximately 10,600 GWh for 2007.

Eastern Power Operations

Eastern Power Operations Results-at-a-Glance
(millions of dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Revenue
Power	262	125	789	505
Other (1)	68	158	292	412
	330	283	1,081	917
Commodity purchases resold
Power	(95)	(32)	(379)	(215)
Other (1)	(61)	(136)	(257)	(373)
	(156)	(168)	(636)	(588)

Plant operating costs and other	(108)	(40)	(226)	(167)
Depreciation	(11)	(7)	(32)	(25)
Operating income	55	68	187	137

(1)             Other includes natural gas.

Eastern Power Operations Sales Volumes (Gwh)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Supply
Generation	2,007	873	4,700	2,879
Purchased	760	489	3,091	2,627
	2,767	1,362	7,791	5,506
Contracted vs. Spot
Contracted	2,659	1,154	7,374	4,919
Spot	108	208	417	587
	2,767	362	7,791	5,506

Eastern Power Operations’ operating income was $13 million lower in fourth quarter 2006 compared to fourth quarter 2005.  Record hurricane activity in the Gulf of Mexico in 2005 caused a significant increase in certain commodity prices and increased hydro generation volumes. As a result, higher profits were earned in 2005 from increased generation volumes as a result of unusually high water flows through the TC Hydro facilities, increased margins on the natural gas purchased and resold under the OSP gas supply contracts and higher prices realized on power sold into the spot market.  The quarter over quarter decrease was partially offset by incremental income earned in 2006 from the startup of both the 550 MW Bécancour cogeneration plant in September 2006 and the first of six wind farms at the Cartier Wind project in November 2006.

Operating income for the year ended December 31, 2006 was $187 million or $50 million higher than the $137 million earned in the same period of 2005.  This increase was primarily due to incremental income from a full year of ownership of the TC Hydro generation assets acquired April 1, 2005, the placing into service of the 550 MW Bécancour cogeneration plant in September 2006, a $10 million ($16 million pre-tax) one-time restructuring payment in first quarter 2005 from OSP to its natural gas fuel suppliers, and higher overall margins on higher power sales volumes in 2006.  Partially offsetting these increases was the negative impact of a weaker U.S. dollar in 2006 compared to 2005.

Generation volumes in fourth quarter 2006 increased 1,134 GWh to 2,007 GWh compared to 873 GWh in fourth quarter 2005 primarily due to the placing into service of the Bécancour facility.

Power revenues of $262 million increased $137 million in fourth quarter 2006, compared to fourth quarter 2005, primarily due to the placing into service of the Bécancour facility, increased sales volumes to commercial and industrial customers and higher realized prices.  Power commodity purchases resold of $95 million was higher in fourth quarter 2006, compared to fourth quarter 2005, primarily due to the impact of increased purchased volumes to supply sales contracts combined with higher power purchase prices.  Purchased power volumes of 760 GWh were higher in fourth quarter 2006 to supply increased sales volumes.  Fourth quarter 2006 other revenue and other commodity purchases resold of $68 million and $61 million, respectively, decreased year-over-year primarily as a result of a reduction in the quantity of natural gas being resold under the OSP natural gas sales contracts and lower gas prices.  Plant operating costs and other in fourth quarter 2006 of $108 million, which includes fuel gas consumed in generation, increased from the prior year primarily as a result of the placing into service of the Bécancour facility.

In fourth quarter 2006, approximately four per cent of power sales volumes were sold into the spot market compared to approximately 15 per cent in fourth quarter 2005.  Eastern Power Operations is focused on selling the majority of its power under contract to wholesale, commercial and industrial customers while managing a portfolio of power supplies sourced from its own generation and wholesale power purchases.  To reduce its exposure to spot market prices, as at December 31, 2006, Eastern Power Operations had entered into fixed price power sales contracts to sell approximately 11,900 GWh for 2007, although certain contracted volumes are dependent on customer usage levels.

Power Sales Volumes and Plant Availability

Power Sales Volumes (GWh)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Bruce Power (1)	3,469	2,946	13,317	10,732
Western Power Operations (2)	4,274	3,075	16,876	11,906
Eastern Power Operations (3)	2,767	1,362	7,791	5,506
Power LP Investment (4)	—	—	—	1,865
Total	10,510	7,383	37,984	30,009

(1)             Sales volumes reflect TransCanada’s proportionate share of Bruce Power output.

(2)             The Sheerness PPA volumes are included in Western Power Operations effective December 31, 2005.

(3)             TC Hydro, Bécancour and Phase I of Cartier are included in Eastern Power Operations effective April 1, 2005, September 17, 2006 and November 21, 2006, respectively.

(4)             TransCanada operated and managed Power LP until August 31, 2005. The volumes in the table represent 100 per cent of Power LP’s sales volumes to August 31, 2005.

Weighted Average Plant Availability (1)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005
Bruce Power	89%	79%	88%	80%
Western Power Operations (2)	92%	81%	88%	85%
Eastern Power Operations (3)	89%	90%	95%	83%
Power LP investment (4)	—	—	—	94%
All plants, excluding Bruce Power investment	90%	88%	93%	87%
All plants	90%	84%	91%	84%

(1)           Plant availability represents the percentage of time in the period that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.

(2)           The Sheerness PPA is included in Western Power Operations, effective December 31, 2005.

(3)           TC Hydro, Bécancour and Phase I of Cartier are included in Eastern Power Operations effective April 1, 2005, September 17, 2006 and November 21, 2006, respectively.

(4)           Power LP is included to August 31, 2005.

Natural Gas Storage

Natural Gas Storage operating income of $30 million and $93 million for the three months and year ended December 31, 2006, increased $13 million and $61 million, respectively, compared to the same periods in 2005.  These increases were primarily due to higher earnings from CrossAlta as a result of increased capacity, higher natural gas storage spreads, and income from other contracted third party natural gas storage capacity in Alberta.  Commissioning of the Edson natural gas storage facility in Alberta took place in fourth quarter 2006 and the facility was placed into service on December 31, 2006.

General, Administrative and Support Costs

General, administrative and support costs of $44 million and $144 million for the three months and year ended December 31, 2006, respectively, increased $8 million and $15 million compared to the same periods in 2005.  The increases were primarily due to higher costs associated with growing the Energy business.

As at December 31, 2006, TransCanada had capitalized $31 million related to the Broadwater LNG project.

Corporate

Net earnings from Corporate for the three months and year ended December 31, 2006 were $11 million and $39 million, respectively, compared to net expenses of $7 million and $36 million for the corresponding periods in 2005.

The $18 million increase in net earnings for fourth quarter 2006, compared to the same period in 2005, was primarily due to $12 million in income tax refunds and related interest and other positive income tax adjustments.  Partially offsetting these increases in net earnings was higher financial charges, including higher interest expense as a result of long-term debt issued in 2006.

The $75 million increase in net earnings for the year ended December 31, 2006, compared to the same period in 2005, was primarily due to the $12 million in income tax refunds and related interest recorded in fourth quarter 2006, a $50 million income tax benefit related to the resolution of certain income tax matters reported in third quarter 2006, and a $10 million favourable impact on future income taxes arising from reductions in Canadian federal and provincial corporate income tax rates reported in second quarter 2006.  In addition, net earnings in 2006 were positively impacted by the effect of a weaker U.S. dollar.

Other Recent Developments

Additional recent developments are discussed at the beginning of this news release.

Pipelines

Canadian Mainline

On November 23, 2006, the NEB announced that, pursuant to the adjustment mechanism approved in the Multi-Pipeline Cost of Capital Decision (RH-2-94), the Canadian Mainline’s ROE for 2007 is 8.46 per cent, a reduction from the 2006 ROE of 8.88 per cent.

TransCanada is addressing pipeline requirements related to the proposed Cacouna LNG terminal and filed an application, in December 2006, with the NEB for a new receipt point at Gros Cacouna and to affirm the tolling methodology that will apply to service from that point.

Alberta System

On November 30, 2006, the Alberta Energy and Utilities Board (EUB) announced that the Alberta System’s formula-based ROE for 2007 is 8.51 per cent, a reduction from the 2006 ROE of 8.93 per cent. On December 20, 2006, the EUB approved TransCanada’s application to charge interim tolls for transportation service, effective January 1, 2007.  Final tolls for 2007 are expected to be determined in the first quarter of 2007.

Foothills System

On December 21, 2006, TransCanada filed an application with the NEB for the integration of the BC System with the Foothills System.  TransCanada seeks to sell the BC System facilities to Foothills South B.C.  Foothills South B.C. intends to acquire and incorporate the facilities into its existing system and provide the same services currently provided to shippers on the BC System.  This transaction is expected to result in reduced operating costs through increased administrative efficiencies.

Gas Transmission Northwest System

In June 2006, the Gas Transmission Northwest System filed a rate case with the FERC.  The comprehensive filing requested a number of tariff changes, including an increase in transportation rates that became effective January 1, 2007, subject to refund.  The rates in effect prior to the January 2007 rate increase resulted from the resolution of the system’s last rate case which was filed in 1994.  The new rates reflect an ROE of 14.5 per cent, a common equity ratio of 62.99 per cent and a depreciation rate for the transmission plant of 2.76 per cent.

The company received a procedural order from the FERC in January 2007, which established the timeline for its rate case proceedings. The rate case hearing is currently scheduled to commence in October 2007.

North Baja Pipeline Expansion

On February 7, 2006, TransCanada’s North Baja Pipeline filed an application with the FERC to expand and modify its existing system to facilitate the importation of up to 2.7 Bcf/d of regassified LNG from Mexico into the California and Arizona markets.  Specifically, North Baja proposes to modify its existing system to accommodate bi-directional natural gas flow, as well as construct new pipeline and metering facilities. On October 6, 2006, the FERC issued a preliminary determination approving all aspects of North Baja’s proposal other than those related to environmental issues, which will be the subject of a future order.

Northern Border

In September 2006, Northern Border reached a settlement with its participant customers regarding its pending rate case before the FERC.  The settlement, which establishes maximum long-term rates and charges for transportation on the Northern Border system, and is supported by the FERC trial staff, was certified by the administrative law judge presiding over the case and approved by the FERC on November 21, 2006.

Energy

Forward Capacity Market

On June 15, 2006, the FERC approved a settlement agreement to implement a newly designed Forward Capacity Market (FCM) for power generation in the New England power markets.  The FCM design is intended to promote investment in new and existing power resources needed to meet the growing consumer demand and maintain a reliable power system.  The settlement agreement provides for a multi-year transition period beginning in December 2006 and ending in 2010 whereby fixed payments, ranging from US$3.05 to US$4.10 per kilowatt-month, will be made to owners of existing installed capacity.  These payments will be reduced in the event of facility outages.  Eastern Power Operations’ 560 MW OSP plant and 567 MW TC Hydro generation facilities are eligible to receive payments during the transition period starting in December 2006.  Under the new FCM design, Independent System Operator (ISO) New England will project the needs of the power system three years in advance and then hold an annual auction to purchase power resources to satisfy a region’s future needs.  June 2010 is the first date for which suppliers would begin receiving payments pursuant to the FCM auction mechanism.

Broadwater

In November 2006, the Broadwater Energy project reached another major milestone when the FERC released the Draft Environmental Impact Statement (DEIS) for Broadwater’s proposed offshore LNG facility in Long Island Sound. In the DEIS, the FERC concluded that additional natural gas supply is needed for electrical generation and to meet air quality objectives, and that the Broadwater project, with the adoption of the FERC and U.S. Coast Guard recommendations, would result in fewer environmental impacts than any alternatives considered.  TransCanada anticipates that the FERC will issue a Final Environmental Impact Statement in 2007.  Pending regulatory approvals, the first delivery of LNG to the Broadwater terminal is expected in late 2010.  Broadwater is a partnership between TransCanada and Shell US Gas & Power.

Cacouna

The Cacouna Energy project took another step forward in December 2006 with the release of the report by the Bureau d’audiences publiques sur l’environnement (BAPE) and the Canadian Environmental Assessment Agency (CEAA) joint review panel on the proposed LNG terminal in Gros Cacouna, Québec.  The panel concluded that the project is not likely to cause significant adverse environmental effects if the mitigation measures and recommendations made by the panel are implemented.  Cacouna is a partnership between TransCanada and Petro-Canada and, pending regulatory approvals, the partners anticipate beginning construction activities on the LNG terminal in 2007.

Corporate

Eligible Dividends

All dividends paid by TransCanada and TCPL after December 31, 2005, and received by a person resident in Canada, will be an ‘eligible dividend’ for purposes of the Income Tax Act (Canada), on enactment of proposed legislation dated October 16, 2006.  Under this legislation, on receipt of an eligible dividend, an individual resident in Canada is entitled to an enhanced dividend tax credit.

Consolidated Income

(millions of dollars except per share amounts)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005

Revenues	2,091	1,771	7,520	6,124

Operating Expenses
Plant operating costs and other	715	546	2,411	1,825
Commodity purchases resold	483	398	1,707	1,232
Depreciation	272	265	1,059	1,017
	1,470	1,209	5,177	4,074

	621	562	2,343	2,050

Other Expenses/(Income)
Financial charges	213	211	825	836
Financial charges of joint ventures	25	17	92	66
Income from equity investments	(5)	(51)	(33)	(247)
Interest income and other	(27)	(14)	(123)	(63)
Gain on sale of Northern Border Partners, L.P. interest	—	—	(23)	—
Gain on sale of Paiton Energy	—	(118)	—	(118)
Gains related to Power LP	—	—	—	(245)
Gain on sale of PipeLines LP units	—	—	—	(82)
	206	45	738	147

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	415	517	1,605	1,903

Income Taxes
Current	23	121	301	550
Future	104	22	175	60
	127	143	476	610

Non-Controlling Interests
Preferred share dividends of subsidiary	5	5	22	22
Non-controlling interest in PipeLines LP	11	16	43	52
Other	3	3	13	10
	19	24	78	84
Net Income from Continuing Operations	269	350	1,051	1,209
Net Income from Discontinued Operations	—	—	28	—
Net Income	269	350	1,079	1,209

Net Income Per Share
Basic
Continuing operations	$0.55	$0.72	$2.15	$2.49
Discontinued operations	—	—	0.06	—
	$0.55	$0.72	$2.21	$2.49
Diluted
Continuing operations	$0.54	$0.71	$2.14	$2.47
Discontinued operations	—	—	0.06	—
	$0.54	$0.71	$2.20	$2.47
Average Shares Outstanding (millions)
Basic	488.6	487.1	488.0	486.2
Diluted	490.9	490.4	490.6	489.1

Consolidated Cash Flows

(millions of dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2006	2005	2006	2005

Cash Generated From Operations
Net income	269	350	1,079	1,209
Depreciation	272	265	1,059	1,017
Gain on sale of Northern Border Partners, L.P. interest, net of current tax	—	—	(11)	—
Gain on sale of Paiton Energy, net of current tax	—	(121)	—	(121)
Gain on sale of PipeLines LP units, net of current tax	—	—	—	(31)
Gains related to Power LP, net of current tax	—	—	—	(166)
Income from equity investments in excess of distributions received	(1)	(1)	(9)	(71)
Future income taxes	104	22	175	60
Non-controlling interests	19	24	78	84
Funding of employee future benefits in excess of expense	(14)	(4)	(31)	(9)
Other	11	(5)	38	(21)
	660	530	2,378	1,951
(Increase)/decrease in operating working capital	(167)	124	(303)	(49)
Net cash provided by operations	493	654	2,075	1,902

Investing Activities
Capital expenditures	(570)	(345)	(1,572)	(754)
Acquisitions, net of cash acquired	(112)	(685)	(470)	(1,317)
Disposition of assets, net of current tax	—	125	23	671
Deferred amounts and other	(34)	(29)	(97)	64
Net cash used in investing activities	(716)	(934)	(2,116)	(1,336)

Financing Activities
Dividends on common shares	(156)	(148)	(617)	(586)
Distributions paid to non-controlling interests	(25)	(12)	(72)	(74)
Notes payable (repaid)/issued, net	(46)	579	(495)	416
Long-term debt issued	857	—	2,107	799
Reduction of long-term debt	(377)	(151)	(729)	(1,113)
Long-term debt of joint ventures issued	18	33	56	38
Reduction of long-term debt of joint ventures	(22)	(61)	(70)	(80)
Common shares issued	14	5	39	44
Net cash provided by/(used in) financing activities	263	245	219	(556)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	17	1	9	11

Increase/(Decrease) in Cash and Short-Term Investments	57	(34)	187	21

Cash and Short-Term Investments
Beginning of period	342	246	212	191

Cash and Short-Term Investments
End of period	399	212	399	212

Consolidated Balance Sheet

(millions of dollars)
(unaudited)	December 31, 2006	December 31, 2005

ASSETS
Current Assets
Cash and short-term investments	399	212
Accounts receivable	1,004	796
Inventories	392	281
Other	297	277
	2,092	1,566
Long-Term Investments	71	400
Plant, Property and Equipment	21,487	20,038
Goodwill	281	57
Other Assets	1,978	2,052
	25,909	24,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	467	962
Accounts payable	1,500	1,494
Accrued interest	264	222
Current portion of long-term debt	616	393
Current portion of long-term debt of joint ventures	142	41
	2,989	3,112
Deferred Amounts	1,029	1,196
Future Income Taxes	876	703
Long-Term Debt	10,887	9,640
Long-Term Debt of Joint Ventures	1,136	937
Preferred Securities	536	536
	17,453	16,124
Non-Controlling Interests
Preferred shares of subsidiary	389	389
Non-controlling interest in PipeLines LP	287	318
Other	79	76
	755	783
Shareholders’ Equity
Common shares	4,794	4,755
Contributed surplus	273	272
Retained earnings	2,724	2,269
Foreign exchange adjustment	(90)	(90)
	7,701	7,206
	25,909	24,113

Consolidated Retained Earnings

(millions of dollars)	Year ended December 31
(unaudited)	2006	2005
Balance at beginning of year	2,269	1,655
Net income	1,079	1,209
Common share dividends	(624)	(595)

	2,724	2,269

Segmented Information

Effective June 1, 2006, TransCanada revised the composition and names of its reportable business segments to Pipelines and Energy.  The financial reporting of these segments was aligned to reflect the internal organizational structure of the company.  Pipelines is principally comprised of the company’s pipelines in Canada, the United States and Mexico.  Energy includes the company’s power operations, natural gas storage business and LNG projects in Canada and the United States.  The segmented information has been retroactively restated to reflect the changes in reportable segments.  These changes had no impact on consolidated net income.

The impacts on segment net income of each of Pipelines and Energy in each quarter of 2005 and first quarter 2006 are as follows.

	2005					2006
(unaudited - millions of dollars)	First	Second	Third	Fourth	Total	First

Pipelines
Net Income - previously reported as Gas Transmission	211	165	148	160	684	168
Reclassifications:
Natural gas storage	(4)	(1)	(2)	(9)	(16)	(13)
Costs related to LNG	2	2	3	4	11	2
Net Income - revised	209	166	149	155	679	157

Energy
Net Income - previously reported as Power	30	42	292	197	561	89
Reclassifications:
Natural gas storage	4	1	2	9	16	13
Costs related to LNG	(2)	(2)	(3)	(4)	(11)	(2)
Net Income - revised	32	41	291	202	566	100

Three months ended December 31
(millions of dollars)	Pipelines		Energy		Corporate		Total
(unaudited)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	1,034	1,012	1,057	759	—	—	2,091	1,771
Plant operating costs and other	(386)	(327)	(329)	(219)	—	—	(715)	(546)
Commodity purchases resold	—	—	(483)	(398)	—	—	(483)	(398)
Depreciation	(235)	(232)	(36)	(33)	(1)	—	(272)	(265)
	413	453	209	109	(1)	—	621	562
Financial charges and non-controlling interests	(194)	(200)	—	—	(38)	(35)	(232)	(235)
Financial charges of joint ventures	(19)	(13)	(6)	(4)	—	—	(25)	(17)
Income from equity investments	5	25	—	26	—	—	5	51
Interest income and other	8	4	—	—	19	10	27	14
Gain on sale of Paiton Energy	—	—	—	118	—	—	—	118
Income taxes	(87)	(114)	(71)	(47)	31	18	(127)	(143)

Continuing Operations	126	155	132	202	11	(7)	269	350

Discontinued Operations							—	—

Net Income							269	350

Year ended December 31
(millions of dollars)	Pipelines		Energy		Corporate		Total
(unaudited)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	3,990	3,993	3,530	2,131	—	—	7,520	6,124
Plant operating costs and other	(1,380)	(1,226)	(1,024)	(595)	(7)	(4)	(2,411)	(1,825)
Commodity purchases resold	—	—	(1,707)	(1,232)	—	—	(1,707)	(1,232)
Depreciation	(927)	(932)	(131)	(85)	(1)	—	(1,059)	(1,017)
	1,683	1,835	668	219	(8)	(4)	2,343	2,050
Financial charges and non-controlling interests	(767)	(788)	—	(2)	(136)	(130)	(903)	(920)
Financial charges of joint ventures	(69)	(57)	(23)	(9)	—	—	(92)	(66)
Income from equity investments	33	79	—	168	—	—	33	247
Interest income and other	67	25	5	5	51	33	123	63
Gain on sale of Northern Border Partners, L.P. interest	23	—	—	—	—	—	23	—
Gain on sale of Paiton Energy	—	—	—	118	—	—	—	118
Gains related to Power LP	—	—	—	245	—	—	—	245
Gain on sale of PipeLines LP units	—	82	—	—	—	—	—	82
Income taxes	(410)	(497)	(198)	(178)	132	65	(476)	(610)

Continuing Operations	560	679	452	566	39	(36)	1,051	1,209

Discontinued Operations							28	—

Net Income							1,079	1,209

Teleconference

TransCanada will hold a teleconference today at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the fourth quarter 2006 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-898-9626 or 416-340-2216 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) February 6, 2007. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 3210334. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines and storage facilities, and power generation. For 50 years, TransCanada has transported the majority of Western Canada’s natural gas production to key Canadian and U.S. markets. On closing of the acquisition of the ANR Pipeline Company and ANR Storage Company announced December 22, 2006, TransCanada’s network of wholly owned pipelines will extend more than 59,000 km (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada will also become one of the continent’s largest providers of gas storage and related services with approximately 360 Bcf of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 MW of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Jennifer Varey at (403) 920-7859 or Sheila Shapiro at (403)920-2240

Visit TransCanada’s Internet site at: http://www.transcanada.com